# SEC Schedule 13D/A (Amendment No. 16) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bioceres Crop Solutions Corp., CIK 0001769484
CUSIP: G1117K114
Title of class of securities: Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: Bioceres Group Limited, Highdown House, Yeoman Way, Worthing,, United Kingdom, United Kingdom (X0), BN99 3HH
Date of event which requires filing of this statement: 09/17/2025
Filed by CIK 0001954863
Persons authorized to receive notices and communications: Gloria Montaron Estrada, Bioceres Group Limited, Highdown House, Yeoman Way, Worthing,, West Sussex, United Kingdom (X0), BN99 3HH, 54 0341 4861100

## Reporting persons
- Bioceres Group Limited (CIK 0001954863): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: other (OO); sole voting power 70,785; shared voting power 12,438,190; sole dispositive power 70,785; shared dispositive power 9,362,111; aggregate amount beneficially owned 12,508,975 (19.9% of the class)
  Comment: (1) Bioceres Group Limited may be deemed to be the ultimate beneficial owner of Shares held by Bioceres LLC and THEO I SCSp as Bioceres LLC is an indirect wholly-owned subsidiary of Bioceres Group Limited, and Bioceres Group Limited owns 96.2% of the outstanding equity securities of THEO I SCSp.
  
  (2) Includes 3,076,079 shares that Bioceres LLC has shareholder rights over pursuant to the Shareholders Agreement, dated as of March 5, 2019, by and between Bioceres LLC, Pedro Enrique Mac Mullen, Maria Marta Mac Mullen and International Property Services Corp. See Exhibit 10.1.
- Bioceres LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 12,438,190; sole dispositive power 0; shared dispositive power 9,362,111; aggregate amount beneficially owned 12,438,190 (19.8% of the class)
  Comment: (1) Bioceres LLC is an indirect wholly-owned subsidiary of Bioceres Group Limited. As a result, Bioceres Group Limited may be deemed to be the ultimate beneficial owner of Shares held by Bioceres LLC
  
  (2) Includes 3,076,079 shares that Bioceres LLC has shareholder rights over pursuant to the Shareholders Agreement, dated as of March 5, 2019, by and between Bioceres LLC, Pedro Enrique Mac Mullen, Maria Marta Mac Mullen and International Property Services Corp. See Exhibit 10.1.
- THEO I SCSp: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Luxembourg (N4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $0.0001 par value
Name of issuer: Bioceres Crop Solutions Corp.
Address of issuer's principal executive offices: Bioceres Group Limited, Highdown House, Yeoman Way, Worthing,, United Kingdom, United Kingdom (X0), BN99 3HH
Comment:
EXPLANATORY NOTE

This Amendment No. 16 (the "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 14, 2019, (as amended by Amendment No. 1 filed with the SEC on July 2, 2020, Amendment No. 2 filed with the SEC on August 28, 2020, Amendment No. 3 filed with the SEC on November 25, 2020, Amendment No. 4 filed with the SEC on August 6, 2021, Amendment No. 5 filed with the SEC on October 15, 2021, Amendment No. 6 filed with the SEC on April 5, 2022, Amendment No. 7 filed with the SEC on July 25 2022, Amendment No. 8 filed with the SEC on November 15, 2022, Amendment No. 9 filed with the SEC on March 25, 2024, Amendment No. 10 filed with the SEC on September 20, 2024, Amendment No. 11 filed with the SEC on January 6, 2025, Amendment No. 12 filed with the SEC on March 26, 2025, Amendment No. 13 filed with the SEC on June 6, 2025, Amendment No. 14 filed with SEC on July 9, 2025, and Amendment No. 15 filed with SEC on August 7, 2025 (the "Schedule 13D"), by Bioceres Group Limited, Bioceres LLC and Theo I SCSp (each a "Reporting Person", and herein collectively referred as the "Reporting Persons").

This Amendment is being filed to report a decrease in the Shares beneficially owned by the Reporting Persons as a result of the execution of repurchase agreements dated September 1st, 2022, and September 1st, 2023 and certain pledge agreements dated as of October 28, 2022 (the "Transaction"). As a result of the foregoing, the Shares owned by the Reporting Persons decreased from 12,421,323 to 9,432,896.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D.

The aggregate percentages of Shares beneficially owned by the Reporting Persons, and reported in this
Amendment, is calculated based on 62,848,483 Shares outstanding, as reported by the Issuer in its annual report on Form 20-F filed with the SEC on October 30, 2024 (File No. 001-38836) (the "Issuer 20-F").

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby further amended and replaced as follows:
This statement is filed by:

i) Bioceres Group Limited, which is the holder of record of 70,785 Shares (corresponding to approximately 0.1% of the Issuer's outstanding capital stock) and through its subsidiary Bioceres LLC, holds an additional 9,362,111 Shares (corresponding to approximately 15% of the Issuer's outstanding capital stock); and

ii) Bioceres LLC, which is the holder of record of 9,362,111 Shares (corresponding to approximately 14.9% of the Issuer's outstanding capital stock); and

iii) THEO I SCSp, which holds no more Shares.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Residence or business address:
The address of the principal business and principal offices of:

i) Bioceres Group Limited is Highdown House, Yeoman Way, Worthing, West Sussex, United Kingdom, BN99 3HH;

ii) Bioceres LLC is 1209 Orange Street, Wilmington 19801-1120, County of New Castle; and

iii) THEO I SCSp is 30 boulevard Royal, L-2449 Luxembourg.
Present principal occupation or employment: Not applicable.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
i) Bioceres Group Limited is a company organized under the laws of England and Wales; ii) Bioceres LLC is limited liability company formed under the laws of Delaware; and
iii) THEO I SCSp is a special limited partnership (societe en commandite speciale) incorporated in the Grand Duchy of Luxembourg.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Please refer to the "Explanatory Note" of this Amendment.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of the Transaction was to fund the payment of financial obligations which were due.

As a result of the Transaction, the Shares owned by the Reporting Persons, which are not subject to the shareholders' agreement described under Item 6 of the Schedule 13D, decreased from 12,421,323 Shares to 9,432,896 Shares. In addition, 3,076,079 Shares which the Reporting Persons have the shared power to vote or to direct the vote of are subject to the shareholders' agreement described under Item 6 of the Schedule 13D. As a result of the foregoing, in the aggregate, the Reporting Persons beneficially own 12,508,975 Shares (corresponding to approximately 19.9% of the Issuer's outstanding capital stock).

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Bioceres Group Limited a) Amount beneficially owned: 12,508,975 Percentage: 19.9%

Bioceres LLC a) Amount beneficially owned: 12,438,190 Percentage: 19.8%

THEO I SCSp a) Amount beneficially owned: 0 Percentage: 0%
Number of shares as to which each person has sole or shared power to vote or dispose:
Bioceres Group Limited

b) Number of shares to which the Reporting Person has:
Sole power to vote or to direct the vote: 70,785
Shared power to vote or to direct the vote: 12,438,190
Sole power to dispose or to direct the disposition of: 70,785
Shared power to dispose or to direct the disposition of: 9,362,111

Bioceres LLC

b) Number of shares to which the Reporting Person has:
Sole power to vote or to direct the vote: --
Shared power to vote or to direct the vote: 12,438,190
Sole power to dispose or to direct the disposition of: --
Shared power to dispose or to direct the disposition of 9,362,111

THEO I SCSp

b) Number of shares to which the Reporting Person has:
Sole power to vote or to direct the vote: --
Shared power to vote or to direct the vote: --
Sole power to dispose or to direct the disposition of: --
Shared power to dispose or to direct the disposition of: --
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions of the Issuer's Shares during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D/A which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1* Shareholders Agreement, dated as of March 5, 2019, by and among Bioceres LLC, Pedro Enrique Mac Mullen, Maria Marta Mac Mullen and International Property Services Corp.

Exhibit 99.1* Joint Filing Agreement dated March 25, 2024, by and among the Reporting Persons. * Previously filed.

## Signatures
- Bioceres Group Limited: /s/ Gloria Montaron Estrada, Gloria Montaron Estrada/Attorney-in-Fact (09/18/2025)
- Bioceres LLC: /s/ Gloria Montaron Estrada, Gloria Montaron Estrada/Manager (09/18/2025)
- THEO I SCSp: /s/ Gloria Montaron Estrada, Gloria Montaron Estrada/Attorney-in-Fact (09/18/2025)